03013744

BB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Phoenix Equity Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 Prospect Street
(No. and Street)

Hartford (City) | Connecticut (State) | 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn H. Pease | (860) 403-5859 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) | Hartford, (City) | CT (State) | 06103 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 165

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Moyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and ~~Chief Financial Officer~~

Title

Notary Public My Commission Exp. Oct. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Financial Statements with Additional Information December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors and Stockholder of
Phoenix Equity Planning Corporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation and its subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis rather than to present the financial position and results of operations of the individual companies. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II (Computation of Net Capital Under Rule 15c3-1 at December 31, 2002) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic bfinancial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the Parent). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

February 24, 2003

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Statements of Financial Condition

	December 31, 2002	2001
	(in thousands)	
Assets		
Cash and cash equivalents	$ 19,677	$ 20,826
Investments in affiliated mutual funds	2,999	3,262
Management fees receivable	7,318	8,552
Concessions receivable	2,659	6,742
Receivables from related parties	6,459	13,479
Prepaid expenses and other assets	1,444	1,316
Furniture and equipment, net	503	918
Deferred tax asset, net	1,353	1,747
Total assets	$ 42,412	$ 56,842
Liabilities and Stockholder's Equity		
Accrued compensation	$ 10,897	$ 8,307
Accounts payable and accrued expenses	3,121	4,366
Payables to broker-dealers	6,559	11,486
Payables to related parties	1,455	3,851
Total liabilities	22,032	28,010
Stockholder's Equity		
Common stock, $100 par value, 5,000 shares authorized, issued and outstanding	500	500
Additional paid-in capital	19,154	17,812
Retained earnings	726	10,520
Total stockholder's equity	20,380	28,832
Total liabilities and stockholder's equity	$ 42,412	$ 56,842

The accompanying notes are an integral part of these statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Income

	Year Ended December 31, 2002	2001
	(in thousands)	
Operating Revenues		
Management fees	$ 59,000	$ 75,663
Marketing fees	18,406	14,767
Fund accounting fees	8,883	9,476
Shareholder service agent fees	7,675	8,223
Net distributor fees	3,567	6,091
Administrative fees	803	1,002
Underwriter fees	397	639
Investment and other income	479	725
Total operating revenues	99,210	116,586
Operating Expenses		
General and administrative expenses	50,394	60,670
Employment expenses	43,164	52,945
Commissions and finder's fees	1,683	1,835
Total operating expenses	95,241	115,450
Income before income taxes	3,969	1,136
Provision for income taxes	1,763	1,624
Net income (loss)	$ 2,206	$ (488)

The accompanying notes are an integral part of these statements.

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2002 and 2001

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Total Stockholder's Equity
Balances at December 31, 2000	$ 500	$ 10,531	$22,508	$ (1,230)	$ 32,309
Net loss			(488)		(488)
Dividends			(11,500)		(11,500)
Capital contribution		7,281			7,281
Amortization of unearned compensation				1,230	1,230
Balances at December 31, 2001	500	17,812	10,520	--	28,832
Net income			2,206		2,206
Tax benefit related to stock compensation plan		1,342			1,342
Dividends			(12,000)		(12,000)
Balances at December 31, 2002	$ 500	$ 19,154	$ 726	$ --	$ 20,380

The accompanying notes are an integral part of these statements.

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Statements of Cash Flows

	Year Ended December 31, 2002	2001
	(in thousands)	
Cash flows from operating activities:		
Net income (loss)	$ 2,206	$ (488)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	505	645
Deferred taxes	394	(307)
Non-cash compensation charge related to PXP privatization		7,281
Compensation recognized under employee benefit plans, net of reversions		1,230
Changes in operating assets and liabilities:		
Management fees receivable	1,234	2,124
Concessions receivable	4,083	3,623
Receivables from related parties	8,362	12,051
Prepaid expenses and other assets	(128)	(348)
Accrued compensation	2,590	(2,002)
Accounts payable and accrued expenses	(1,245)	(1,192)
Payables to broker-dealers	(4,927)	(5,636)
Payables to related parties	(2,396)	1,839
Change in unrealized depreciation on investments	375	406
Net cash provided by operating activities	11,053	19,226
Cash flows from investing activities:		
Purchase of investments, net	(112)	(127)
Purchase of furniture and equipment, net	(90)	(219)
Net cash used in investing activities	(202)	(346)
Cash flows from financing activities:		
Dividends	(12,000)	(11,500)
Net (decrease) increase in cash and cash equivalents	(1,149)	7,380
Cash and cash equivalents, beginning of year	20,826	13,446
Cash and cash equivalents, end of year	$ 19,677	$ 20,826
Supplemental cash flow information:		
Income taxes paid	$ 4,707	$ 1,284
Non-cash activity:		
Tax benefit related to stock compensation plan	$ 1,342	

The accompanying notes are an integral part of these statements.

1. Operations

Phoenix Equity Planning Corporation (PEPCO) is a registered broker-dealer principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission. Phoenix Investment Counsel, Inc. (PIC), a wholly-owned subsidiary of PEPCO, is a registered investment advisor furnishing management services primarily under agreements with affiliated registered investment companies (collectively, the Phoenix Funds). PIC also manages institutional accounts and structured finance products, and provides investment management services for the non-real estate investment assets of Phoenix Life Insurance Company's (Phoenix Life) general account.

PEPCO is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX), as a result of PXP's privatization in 2001.

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

PEPCO's consolidated financial statements, which include the accounts of PEPCO and PIC, have been prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Investments in Affiliated Mutual Funds

Mutual fund investments are classified as trading securities and are carried at market value, which is determined based on the publicly quoted net asset values of the funds. Unrealized appreciation or depreciation on investments is included in investment and other income.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of Class B mutual fund shares (Class B shares). These commissions are recovered by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B shares within five years of purchase.

Until December 31, 2002, PEPCO had commitments with unrelated third parties whereby the third parties funded commissions incurred by PEPCO upon the sale of Class B share mutual funds. As part of the transaction, the third parties are entitled to receive the ongoing distributor fees and contingent deferred sales charges related to the outstanding Class B share mutual funds that were sold during the period of the commitment. As of January 1, 2003, PEPCO began self-funding these commission payments.

Concessions Receivable

PEPCO acts as principal underwriter and distributor of variable annuity contracts offered by affiliates of PNX. PEPCO enters into selling agreements with other broker-dealers or entities either registered or exempt under the Securities Act of 1934 (selling brokers). Concessions receivable represent amounts due from PNX affiliates for the commission amounts due to selling brokers. PEPCO does not realize any net revenue from these transactions.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method with estimated useful lives of up to five years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Revenue Recognition

Management, marketing, fund accounting, shareholder service agent, and administrative fees are recorded as income during the period in which such services are performed. Management and administrative fees are generally earned based upon a percentage of assets under management, except for the fees for services related to the management of Phoenix Life's general account which, effective July 1, 2001, are earned on a cost-recovery basis. Management fees contingent upon achieving certain levels of performance are recorded when earned. Management fees earned on collateralized debt bond obligations (CDOs) have senior and subordinated components. The senior fees are based on the average aggregate principal balance of the portfolio and are paid semi-annually or quarterly. The subordinated component of the fees is subject to the portfolio meeting certain financial criteria. As of December 31, 2002, three CDOs did not meet all the criteria and, accordingly, subordinated management fees were not recognized. At such time as the criteria is met, all or a portion of the subordinated fees may be recovered. Fund accounting fees are based upon costs incurred by PEPCO to perform accounting services. Shareholder service agent fees are generally computed and earned based upon the number of shareholder accounts. Marketing fees are computed based upon contractual agreements. Dealer concessions and underwriter fees earned (and related expenses) from the distribution and sale of mutual fund shares and other securities are recorded on a trade date basis.

Contingent deferred sales charge (CDSC) revenue is recognized when commissions are collected on redemptions of Class B shares made within five years of purchase and Class C mutual fund shares made within one year of purchase. CDSC redemption income was $.2 million and $.3 million in 2002 and 2001, respectively, and is included in net distributor fees on the Statements of Income.

Net Distributor Fees

Pursuant to the terms of its distribution plans with the Phoenix Funds, PEPCO received distributor fees of $21.8 million and $29.1 million in 2002 and 2001, respectively. Of this, $18.3 million and $22.8 million in 2002 and 2001, respectively, was paid to broker-dealers, including WS Griffith & Co., Inc. (Griffith), an indirect wholly-owned subsidiary of PNX, as trailing commissions. The balances of $3.5 million and $6.3 million in 2002 and 2001, respectively, were recognized for distribution services provided by PEPCO and are included in net distributor fees.

Income Taxes

PEPCO accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended. The statement requires an asset and liability approach to accounting for income taxes. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years.

PEPCO files as a part of the PNX consolidated federal and state income tax returns. PEPCO is a party to a tax sharing agreement by and among PNX and its subsidiaries in which taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated returns.

Employee Benefit Plans

The employees of PEPCO are covered under a qualified multi-employer defined benefit pension plan and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored and administered by Phoenix Life. The qualified pension and 401(k) savings plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA. A non-qualified pension plan has been established for those employees who previously participated in a PXP sponsored profit sharing plan. PEPCO is charged by Phoenix Life for its costs under the plans.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for PEPCO's participation in the pension plan.

The employees of PEPCO also receive certain health care and life insurance benefits provided under multi-employer plans administered by Phoenix Life. PEPCO is charged monthly by Phoenix Life for costs associated with these benefits.

Prior to PXP's privatization, certain employees of PEPCO received shares of restricted PXP stock. These grants were recorded as a capital contribution from PXP and as unearned compensation in a separate component of stockholder's equity. PEPCO recognized compensation expense related to the grants of the restricted stock over the three-year period in which the restrictions lapsed. On January 11, 2001, the restrictions on such stock lapsed, and the remaining unearned compensation was recognized.

In July 2001 and as of January 2002, PXP issued phantom options to certain employees of PEPCO under the provisions of an approved phantom option plan. The July options vested immediately and the January options will vest in even annual installments over a three-year period from the date of the grant. In addition, certain employees of PEPCO were granted options to purchase common stock of PNX.

3. Compensation Related to PXP's Privatization

In connection with PXP's privatization, PXP established a program intended to retain certain key employees of its subsidiaries. Under the terms of the program, additional compensation would be paid by PXP to employees who met certain criteria. Included in employment expense in 2001 is $11.8 million resulting from this program. The provision for income taxes includes the related tax benefit of $4.5 million. Additional paid-in capital includes a capital contribution of $7.3 million from PXP, representing the net effect of the program.

4. Investments

Investments in affiliated mutual funds at December 31, are as follows:

	Market 2002	Market 2001	Cost 2002	Cost 2001
	(in thousands)			
Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc.	$ 836	$ 773	$ 1,128	$ 1,071
Phoenix-Seneca Funds	767	832	878	856
Other affiliated mutual funds	1,396	1,657	2,097	2,064
	$ 2,999	$ 3,262	$ 4,103	$ 3,991

5. Furniture and Equipment

Furniture and equipment is comprised of the following:

	December 31, 2002	December 31, 2001
	(in thousands)	
Computer equipment and software	$ 2,560	$ 2,481
Furniture and office equipment	1,218	1,197
	3,778	3,678
Accumulated depreciation	(3,275)	(2,760)
Furniture and equipment, net	$ 503	$ 918

Depreciation expense for the years ended December 31, 2002 and 2001 was $.5 million and $.6 million, respectively, and is included in general and administrative expenses on the Statements of Income.

6. Income Taxes

The components of the provision for income taxes are as follows:

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Current		
Federal	$ 1,041	$ (565)
State	330	2,496
Total current tax expense	1,371	1,931
Deferred		
Federal	367	(133)
State	25	(174)
Total deferred tax expense	392	(307)
Total provision for income taxes	$ 1,763	$ 1,624

The 2001 provision for income taxes includes $4.1 million and $.4 million of federal and state taxes, respectively, resulting from PXP's privatization (see Note 3).

The deferred tax effects of temporary differences are as follows:

	December 31, 2002	December 31, 2001
	(in thousands)	
Deferred tax assets:		
Unpaid vacation accrual	$ 630	$ 566
Unrealized depreciation on investments	419	277
Furniture and equipment	167	168
Employee compensation		754
Other	137	126
Gross deferred tax assets	1,353	1,891
Deferred tax liabilities:		
Deferred commissions		144
Gross deferred tax liabilities		144
Deferred tax asset, net	$ 1,353	$ 1,747

Management has reviewed the deferred tax assets and has determined that it is more likely than not that they will be realized. Accordingly, no valuation allowance has been provided.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Statutory rate (excluding PXP privatization compensation)	35.0%	35.0%
State income taxes, net of federal benefit	5.8	5.4
Adjustments to income tax accruals		5.0
Other permanent differences	3.6	2.2
Effective income tax rate, excluding PXP privatization compensation	44.4	47.6
Effect of PXP privatization compensation		95.4
Effective income tax rate	44.4%	143.0%

7. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PEPCO is subject to certain rules regarding minimum net capital. PEPCO operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

	December 31,	
	2002	2001
	(in thousands)	
Aggregate indebtedness	$ 13,998	$ 10,418
Net capital	7,048	7,996
Ratio of aggregate indebtedness to net capital	1.99 to 1	1.30 to 1

PEPCO's minimum required net capital at December 31, 2002 and 2001 based on its aggregate indebtedness on those dates, is $.9 million and $.7 million, respectively.

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

8. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the Year Ended December 31,	
	2002	2001
	(in thousands)	
Intercompany expense sharing	$ 13,008	$ 14,208
Variable annuity distribution support	8,379	11,204
Computer services	7,309	7,559
Fund accounting	6,867	7,892
Sales meetings	2,959	3,593
Rent	2,481	2,301
Distribution costs	2,153	2,607
Travel, training and entertainment	1,991	2,442
Outside services	1,482	2,192
Printing	1,468	2,038
Telephone and postage	1,330	1,751
Depreciation	505	645
Other	462	2,238
	$ 50,394	$ 60,670

9. Other Related Party Transactions

Intercompany Agreements and Transactions

PEPCO is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, PEPCO and PIC were allocated a total of $13.0 million and $13.2 million of expenses, net of $1.5 million and $3.1 million of reimbursements, in 2002 and 2001, respectively. In addition, PEPCO charges Phoenix/Zweig Advisors LLC (PZA), a wholly-owned subsidiary of PXP, for its cost to provide administrative and financial services performed on PZA's behalf. In each of 2002 and 2001, PEPCO charged PZA $.9 million for such services.

In 2002, PIC had portfolio management costs related to certain mutual funds advised by PZA. PIC charged PZA $2.0 million in 2002, which was offset against these costs.

PEPCO is party to separate marketing agreements with its affiliates, Roger Engemann & Associates, Inc.; Seneca Capital Management, LLC; Kayne Anderson Rudnick Investment Management, LLC; PXP Institutional Markets Group (PXPIMG); and PZA. Pursuant to these agreements, PEPCO received a total of $20.1 million and $14.8 million in 2002 and 2001, respectively, for providing marketing services.

PIC is party to a separate marketing agreement with PXPIMG, whereby PIC pays PXPIMG a fee for providing marketing services on non-affiliated institutional advisory accounts. In 2002, PIC paid PXPIMG $1.7 million for such services.

In August 2002, PEPCO agreed to waive the investment management fees related to Phoenix Life's Employee Retirement Plan (the Plan) until those fees accumulate to $2.5 million. As of December 31, 2002, $.2 million of investment management fees earned by PIC had been waived.

Revenues

PEPCO and its subsidiary manage assets and provide other investment advisory and distribution services to affiliated mutual funds, Phoenix Life and its subsidiaries, and other affiliated entities. Revenues earned from managing these assets are as follows:

	For the Year Ended December 31, 2002	2001
	(in thousands)	
Management fees:		
Affiliated mutual funds	$ 27,978	$ 39,301
Phoenix Life general account	8,006	9,696
Affiliated structured finance products	5,695	5,131
Phoenix Life variable product separate accounts	11,759	15,269
Other	331	768
Total management fees	53,769	70,165
Marketing fees	18,406	14,323
Fund accounting fees	8,883	9,476
Net distributor fees	3,458	6,256
Shareholder service agent fees	6,179	6,641
	$ 90,695	$ 106,861

For 2002 and 2001, PEPCO received management fees averaging approximately .07% and .10%, respectively, of the net asset value of the Phoenix Life general account assets under management. PEPCO's transactions with affiliates comprised approximately 91% and 92% of operating revenues for the years ended December 31, 2002 and 2001, respectively.

Receivables from Related Parties

Receivables from related parties are as follows:

	December 31, 2002	2001
	(in thousands)	
Expense sharing and subsidiary short-term advances to affiliates	$ 1,747	$ 10,364
Distributor, fund accounting, and administrative fees	2,563	3,112
Tax sharing with PNX	2,142	
Other receivables	7	3
	$ 6,459	$ 13,479

In addition, management fees receivable include $6.1 million and $7.0 million and concessions receivable include $2.7 million and $6.7 million as of December 31, 2002 and 2001, respectively, from related parties.

Operating Expenses

Phoenix Life provides certain administrative services at the request of PEPCO including payroll processing, purchasing, facility management, computer services, and other administrative support to PEPCO and its subsidiary. Additionally, certain of PEPCO's active and retired employees participate in Phoenix Life's multi-employer retirement and benefit plans (see Note 2). The expenses recorded by PEPCO for significant services provided by Phoenix Life are as follows:

	For the Year Ended December 31,	
	2002	2001
	(in thousands)	
Computer services	$ 1,542	$ 1,708
Rent	1,381	1,410
Administrative fees	755	603
Equipment, rental and maintenance	25	61
Employee related charges:		
Pension and savings plan	3,422	616
Healthcare and life insurance benefits	1,132	1,142
Other	568	617
	$ 8,825	$ 6,157

PEPCO pays these charges based upon agreements with Phoenix Life. Computer services are based upon actual or specified usage. Other charges are based upon hourly rates, square footage or head count. PEPCO also reimburses Phoenix Life for employee related expenses paid by Phoenix Life. Management believes that these charges are reasonable. Employee related charges are included in employment expenses and the other charges are included in general and administrative expenses in the Consolidated Statements of Income.

Payables to Related Parties

Payables to related parties are as follows:

	December 31,	
	2002	2001
	(in thousands)	
Payable to Phoenix Life	$ 926	$ 891
Subadvisory fees payable, net of marketing fees receivable	529	422
Tax sharing with PNX		2,538
	$ 1,455	$ 3,851

In addition, payables to broker-dealers include commissions, including those payable under 12b-1 distribution plans discussed in Note 2, of $1.1 million and $3.1 million in 2002 and 2001, respectively, payable to Griffith.

During 2002, PEPCO received a combined $9.5 million from PIC as dividends and return of capital.

10. Contingencies

PEPCO distributes its affiliated mutual funds through other third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, PEPCO may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. PEPCO believes that the risk of loss is remote. PEPCO made no payments to third party broker-dealers related to this matter in 2002 and 2001, and has recorded no liabilities with regard to the commitment as of December 31, 2002. In addition, PEPCO has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

Phoenix Equity Planning Corporation **Schedule I**

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidating Statement of Financial Condition at December 31, 2002 **Additional Information**

(with comparative consolidated totals at December 31, 2001)

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2002	Consolidated 2001
Assets					
Cash and cash equivalents	$ 19,459	$ 218		$ 19,677	$ 20,826
Investments in affiliated mutual funds	1,839	1,160		2,999	3,262
Management fees receivable		7,318		7,318	8,552
Concessions receivable	2,659			2,659	6,742
Receivables from related parties	7,042	1,824	$ (2,407)	6,459	13,479
Investment in subsidiary	3,907		(3,907)		
Prepaid expenses and other assets	1,149	295		1,444	1,316
Furniture and equipment, net	344	159		503	918
Deferred tax asset, net	886	467		1,353	1,747
Total assets	$ 37,285	$ 11,441	$ (6,314)	$ 42,412	$ 56,842
Liabilities and Stockholder's Equity					
Accrued compensation	$ 5,505	$ 5,392		$ 10,897	$ 8,307
Accounts payable and accrued expenses	2,615	506		3,121	4,366
Payables to broker-dealers	6,559			6,559	11,486
Payables to related parties	2,226	1,636	$ (2,407)	1,455	3,851
Total liabilities	16,905	7,534	(2,407)	22,032	28,010
Stockholder's Equity					
Common stock	500			500	500
Additional paid-in capital	19,154	3,907	(3,907)	19,154	17,812
Retained earnings	726			726	10,520
Total stockholder's equity	20,380	3,907	(3,907)	20,380	28,832
Total liabilities and stockholder's equity	$ 37,285	$ 11,441	$ (6,314)	$ 42,412	$ 56,842

The accompanying notes are an integral part of this supplemental schedule.

Phoenix Equity Planning Corporation — **Schedule I** (continued) **Additional Information**
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidating Statement of Income for the Year Ended December 31, 2002
(with comparative consolidated totals for the year ended December 31, 2001)

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2002	Consolidated 2001
Operating Revenues					
Management fees		$ 59,000		$ 59,000	$ 75,663
Marketing fees	$ 19,317	(911)		18,406	14,767
Fund accounting fees	8,883			8,883	9,476
Shareholder service agent fees	7,675			7,675	8,223
Net distributor fees	3,567			3,567	6,091
Administrative fees	803			803	1,002
Underwriter fees	397			397	639
Investment and other income	523	(44)		479	725
Income from equity in subsidiary	6,834		$ (6,834)		
	47,999	58,045	(6,834)	99,210	116,586
Operating Expenses					
General and administrative expenses	16,772	33,622		50,394	60,670
Employment expenses	29,733	13,431		43,164	52,945
Commissions and finder's fees	1,683			1,683	1,835
	48,188	47,053		95,241	115,450
(Loss) income before income taxes	(189)	10,992	(6,834)	3,969	1,136
(Benefit) provision for income taxes	(2,395)	4,158		1,763	1,624
Net income (loss)	$ 2,206	$ 6,834	$ (6,834)	$ 2,206	$ (488)

The accompanying notes are an integral part of this supplemental schedule.

Phoenix Equity Planning Corporation — **Schedule II**

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Computation of Net Capital Under Rule 15c3-1 — **Additional Information**

December 31, 2002

(in thousands)

Net Capital

Total stockholder's equity, allowable for purposes of net capital computation		$ 20,380
Less nonallowable assets:		
Furniture and equipment, net	$ 344	
Accounts receivable and other assets	8,740	
Net worth of consolidated subsidiary (Note B)	3,907	12,991
Net capital before specific reduction in the market value of securities		7,389
Less securities haircuts pursuant to Rule 15c3-1		341
Net capital		$ 7,048

Aggregate Indebtedness

Total liabilities included in consolidated statement of financial condition	$ 22,032
Liabilities of consolidated subsidiary (net of intercompany balances with parent of $1,374)	(6,160)
Difference resulting from offsetting various liability accounts against related assets	(1,874)
Aggregate indebtedness	$ 13,998
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $13,998)	$ 933
Net capital in excess of minimum requirements ($7,048 - $933)	$ 6,115
Ratio of aggregate indebtedness to net capital	1.99 to 1

The accompanying notes are an integral part of this supplemental schedule.

(in thousands)

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PEPCO in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2002.

Note B - Consolidated Subsidiary

The assets and liabilities of the consolidated subsidiary at December 31, 2002 are as follows:

Cash and cash equivalents	$ 218
Investments in affiliated mutual funds	1,160
Receivables and other assets	9,437
Furniture and equipment, net	159
Deferred tax asset	467
	11,441
Accounts payable, accrued expenses and other liabilities	7,534
Net worth of consolidated subsidiary	$ 3,907

The accompanying notes are an integral part of this supplemental schedule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
Phoenix Equity Planning Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Phoenix Equity Planning Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

PRICEWATERHOUSECOOPERS

procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2003